# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genius Sports Limited, CIK 0001834489
CUSIP: G3934V109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 27 SOHO SQUARE, 1ST FLOOR, LONDON, United Kingdom (X0), W1D 3QR
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001294142

## Reporting persons
- NFL Enterprises LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,344,471; sole dispositive power 0; shared dispositive power 15,344,471; aggregate amount beneficially owned 15,344,471 (6.43% of the class)
- NFL Ventures, L.P.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,344,471; sole dispositive power 0; shared dispositive power 15,344,471; aggregate amount beneficially owned 15,344,471 (6.43% of the class)
- NFL Ventures, Inc.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 15,344,471; sole dispositive power 0; shared dispositive power 15,344,471; aggregate amount beneficially owned 15,344,471 (6.43% of the class)

## Item 1. Issuer
Name of issuer: Genius Sports Limited
Address of issuer's principal executive offices: 27 Soho Square, 1st Floor, London, United Kingdom, W1D3QR

## Item 2. Person Filing
Name of person filing: NFL Enterprises LLC
Address of principal business office or, if none, residence: 345 Park Avenue, 5th Floor, New York, NY, 10154
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Person beneficially owned 15,344,471.00 ordinary shares, comprised of 14,500,000 ordinary shares issuable upon the exercise of penny warrants (along with the redemption and cancellation of an equal number of B shares) that are exercisable within 60 days (the "Warrants") and 844,471 ordinary shares.
Percent of class: As of December 31, 2025, 6.43%, calculated based on (i) 238,718,120 ordinary shares outstanding, as reported by Genius Sports Limited in Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on November 4, 2025, (ii) 14,500,000 ordinary shares issuable upon the exercise of the Warrants, and (iii) 844,471 ordinary shares.
Sole power to vote or to direct the vote: Please refer to item 5 of the cover page
Shared power to vote or to direct the vote: Please refer to item 6 of the cover page
Sole power to dispose or to direct the disposition: Please refer to item 7 of the cover page
Shared power to dispose or to direct the disposition: Please refer to item 8 of the cover page

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- NFL Enterprises LLC: /s/ Danielle Bastardi, Danielle Bastardi / Chief Accounting Officer (02/17/2026)
- NFL Ventures, L.P.: /s/ Danielle Bastardi, Danielle Bastardi / Chief Accounting Officer (02/17/2026)
- NFL Ventures, Inc.: /s/ Danielle Bastardi, Danielle Bastardi / Chief Accounting Officer (02/17/2026)